SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd.

(the “Company”)

Written Resolutions of the Directors of the Company dated September 22nd, 2022 passed in accordance with the Articles of Association of the Company (the “Articles”)

The undersigned, being the all of the Directors of the Company for the time being (the “Directors”), hereby take the following actions and adopt the following resolutions:

DISCLOSURE OF INTERESTS

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

(A)	APPOINTMENT OF NEW AUDIT AND RISK COMMITTEE ("ARC") MEMBER

IT IS NOTED THAT:

1.	The current members of the ARC are Rogério Paulo Calderón Peres, acting as chairperson and as audit committee financial expert, Anita Mary Sands and Jacqueline Dawn Reses; and

2.	The Board wishes to appoint Mr. Thuan Quang Pham as a member of the ARC (see Exhibition A with Bio details).

IT IS RESOLVED THAT:

1.	Thuan Quang Pham be appointed as a member of the ARC;
2.	The new ARC member:

(i)       shall be deemed to meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act, subject to the exemptions provided for in Rule 10A-3(c) under the Exchange Act;

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(ii)       shall be determined to be financially literate, as such term is determined in the business judgment of the board of directors of the Company, as required by the rules and regulations of the New York Stock Exchange (the “NYSE”) and/or the Securities and Exchange Commission; and

(iii)       otherwise meets the requirements of the rules and regulations of NYSE and/or the United States Securities and Exchange Commission for serving on the Audit Committee.

(B)	BDR ATTORNEY APPOINTMENT

1.	The appointment of Jörg Detlef Friedemann Junior as an attorney-in-fact, with powers to receive service of process on behalf of the Company and represent it before the CVM, which will be deemed equivalent to the investor relations’ officer before the CVM, for purposes of Brazilian capital markets laws and regulations (the “BDR Attorney Appointment”), in replacement of Guilherme Marques do Lago, be and is hereby approved, and the Authorized Officers are, and each of them hereby is, authorized and directed, in the name and on behalf of the Company, to agree and finalise the terms of, and to execute on behalf of the Company, a power of attorney to effect the BDR Attorney Appointment, and to take all such actions and to execute (as a deed, where applicable) and deliver or cause to be delivered all such other documents as are required to effect the BDR Attorney Appointment.

GENERAL AUTHORISATION

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company’s agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

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IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

David Vélez Osorno	Anita Mary Sands

Daniel Krepel Goldberg	Douglas Mauro Leone

Jacqueline Dawn Reses	Muhtar Ahmet Kent

Luis Alberto Moreno Mejía	Rogério Paulo Calderón Peres

Thuan Quang Pham

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Exhibition A

Thuan Quang Pham is our Board since September 2022. He also acts as a Technology Advisor of The Routing Company since June 2020. Mr. Pham served as Chief Technology Officer of Coupang from September 2020 until September 2022, and of Uber Technologies, Inc. from April 2013 to May 2020. From December 2004 to January 2013, Mr. Pham served in various Vice President roles at VMWare, Inc., a software and technology company, including as Vice President, R&D - Cloud Management Platform from June 2012 to January 2013. Mr. Pham holds both B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jörg Friedemann
Jörg Friedemann Investor Relations Officer

Date:  September 30, 2022